Exhibit (a)(19)

ALARIS – Cardinal Health Integration Team Forms to “Bring The Future Forward”

It has been about three weeks since we announced the news concerning our plans to be acquired by Cardinal Health, and the excitement is continuing. In fact, it’s actually increasing.

We’ve had an overwhelmingly positive response to our announcement from customers, suppliers, investors and, most importantly, from ALARIS employees throughout the world. I believe that the benefits of joining with a $57 billion global health care leader are compelling, and throughout our company I am hearing lively discussions about ways to accelerate our market momentum once the transaction is completed.

At the time of our announcement, I pledged to keep you informed about the progress of the proposed acquisition and the integration of our two global organizations. At this point, there are several developments I’d like to report. First, with regard to the tender offer, all ALARIS shareholders should be receiving Cardinal Health’s Offer to Purchase and related materials as well as ALARIS’ Solicitation/Recommendation Statement. You should thoroughly review these important documents. If shares are held in a brokerage account, the information will come from the broker. Employees who own shares through the 401(k) plan will receive these documents from Vanguard Fiduciary Trust Company, the plan administrator. The tender offer is scheduled to expire at midnight on June 25, 2004, and we continue to plan for a closing of the transaction by the end of the month.

As you know, both ALARIS and Cardinal Health have stated publicly that they each believe the acquisition will not only lead to enhanced revenue opportunities as we offer customers a more robust and integrated suite of products and services, but will also enable us to utilize our existing infrastructures in new and more productive ways. Cardinal Health foresees an $80 to $100 million benefit to its pre-tax earnings flowing from these synergies within the next three years. I believe this is a very realistic goal and want to reassure you that it is based first and foremost on our strengthened competitive presence.

The development of integration plans, including ways to quickly capitalize on new resources at our disposal, got underway last week as a combined team of more than 50 executives from ALARIS and Cardinal Health assembled in Cardinal Health’s headquarters in Dublin, Ohio. The team which is chaired by Cardinal Health’s Executive Vice President and Chief Administrative Officer Tony Rucci, is composed of ALARIS and Cardinal Health senior executives. I am leading the ALARIS participation on the steering committee, along with Bill Bopp, Senior Vice

President and Chief Financial Officer, and Sally Grigoriev, Senior Vice President, Operations. In addition to Tony, the Cardinal Health representatives on the committee inlude: Ron Labrum, President and CEO Integrated Provider Solutions; Dwight Winstead, Group President, Automation and Information Services/Pyxis Products; and Todd Fisher, Senior Vice President, Merger Integration. Tony Rucci, Executive Vice President and Chief Administrative Officer of Cardinal Health, is helping the steering committee define its scope of work and will champion committee recommendations within Cardinal Health.

Working under the direction of the steering committee are twelve teams of ALARIS and Cardinal Health representatives that will evaluate specific areas where the activities of our two companies can be integrated after completion of the merger. These areas are: sales and marketing; technical and customer services; international; legal; manufacturing, quality and regulatory affairs; distribution; information technology; financial processes; human resource policies; ongoing communications; and executive organization and related matters. There will also be a team exploring ways to develop integrated medication safety solutions that capitalize on the products and resources of both companies.

Our initial meeting reaffirmed our belief that the cultures of our two companies are in close alignment, and that by working together, we will establish a preeminent position in the global medication safety marketplace.

It is important to point out that the integration taskforce is a planning group, and that no actual implementation of any recommendations will occur prior to the completion of the acquisition. Additionally, ALARIS employees should be assured that recommendations provided by the steering committee will reflect the consensus of both companies, be factually based, and oriented around strategies that make sense for our respective customers.

During the next several months, the ALARIS-Cardinal Health integration team is committed to completing a comprehensive plan for maximizing our joint opportunities. We will also soon begin posting news about our integration with Cardinal Health on a new portion of our internal web site that will become operational this week. In the meantime, I emphasize the fact that we are proceeding with “business as usual” and that our focus on our customers and on attaining our financial goals for the year remains unchanged.

Thank you for your support during this exciting time.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of ALARIS Medical Systems. Cardinal Health has filed a tender offer statement with the U.S. Securities and Exchange Commission and ALARIS has filed a solicitation/recommendation statement with respect to the Cardinal Health tender offer. Investors and ALARIS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available to all stockholders of ALARIS at no expense to them. These documents including all amendments are also available at no charge at the SEC’s website at www.sec.gov .

The statements contained herein are being provided by management acting only in their capacity as management of the company and by the company acting only in its capacity as an employer, and not by either acting in the capacity as administrator or as a fiduciary of the 401(k) plan or any other benefit plan.  As a result, the statements contained herein are not governed by ERISA.

This communication contains forward-looking statements. Persons reading this communication are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, the effect of legislative and regulatory changes affecting the health care industry, the historic seasonality of the Company’s sales, the long sales cycle on large capital equipment sales in North America, the difficulty to precisely predict when hospital capital budgets will permit investment in capital equipment, the potential of increased levels of competition, technological changes, the dependence of ALARIS Medical Systems upon the success of new products (including its proprietary Guardrails® Safety Software, the Medley™ Medication Safety System and the Asena® infusion platform) and ongoing research and development efforts including obtaining regulatory approvals, restrictions contained in the instruments governing the Company’s indebtedness, and the significant leverage to which the Company is subject. These and other risk factors are described in the Securities and Exchange Commission filings of ALARIS Medical Systems, Inc., formerly known as ALARIS Medical, Inc., including Form 10-K for the year ended Dec. 31, 2003, and other filings. On June 30, 2003, the two companies were merged. Subsequent SEC filings are available only for ALARIS Medical Systems, Inc. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.